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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13 D


                    Under the Securities Exchange Act of 1934


                             Detection Systems, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.05 par value
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                         (Title of Class of Securities)


                                    250644101
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                                 (CUSIP Number)

                                November 2, 1998

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             (Date of Event that requires filing of this Statement)


  Tim D. Torno, Ultrak, Inc., Vice President Finance, 1301 Waters Ridge Drive,
                Lewisville, Texas 75057, Telephone (972) 353-6500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 250644101                 SCHEDULE 13D


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Ultrak, Inc. (ULTK)
     75-2626358
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              [ ] (a)

                                                                   [ ] (b)
     N/A

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     BK; WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e).

     N/A

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

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Number                            7.   SOLE VOTING POWER
of                                         1,277,000
shares
beneficially                      8.   SHARED VOTING POWER
owned                                      0
by
each                              9.   SOLE  DISPOSITIVE  POWER
reporting                                  1,277,000
person
                                 10.   SHARED DISPOSITIVE POWER
                                           0




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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,277,000

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CUSIP NO. 250644101                 SCHEDULE 13D

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

     N/A
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%
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14.   TYPE OF REPORTING PERSON

     CO

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CUSIP NO. 250644101                 SCHEDULE 13D

ITEM 1  SECURITY AND ISSUER

This Schedule 13D (this "filing") relates to the common stock, $0.05 par value ("DETC Stock") of Detection Systems, Inc., a New York corporation ("Issuer"). The principal executive offices of the Issuer are located at 130 Perinton Parkway, Fairport, New York 14450.

ITEM 2  IDENTITY AND BACKGROUND

(a) Ultrak, Inc. ("Ultrak") is a Delaware corporation. Attached as Exhibit 7-A is a schedule of the executive officers and directors of Ultrak, including their names, addresses and occupations.

(b) The principal offices of Ultrak are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

(c) The principal business of Ultrak is the design, manufacture, marketing and provision of services for innovative electronic products and systems for the security and surveillance, industrial and medical video, and professional audio markets.

(d) During the last five (5) years, neither Ultrak nor any of the directors or executive officers of Ultrak, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither Ultrak nor its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting such party or parties to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of the DETC Stock covered by this filing were purchased with funds provided by an existing line of credit with NationsBank of Texas, N.A., (See, Exhibit 7-B), entered into in the ordinary course of business, as well as working capital of Ultrak.

ITEM 4.  PURPOSE OF THE TRANSACTION

The purpose of the instant transaction and the transactions reported on
Schedule 13G on March 20, 1998 as amended on July 28, 1998 and September 2, 1998 is to obtain and hold the DETC Stock primarily for investment purposes. Ultrak is continuously reviewing all aspects of the Issuer's business and financial condition, the market price of the DETC Stock, conditions in the securities markets generally,

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CUSIP NO. 250644101                 SCHEDULE 13D


and industry conditions. Ultrak may acquire additional shares of the DETC Stock or sell a part or all of such stock, pursuant to applicable securities statutes and regulations, depending upon circumstances existing from time to time.

Ultrak has no specific plans or proposals which would relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; changes in the charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12
(g) (4) of the Securities Exchange Act; or any action similar to any of those enumerated above; but Ultrak reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of DETC Stock beneficially owned by Ultrak is 1,277,000 which is 20% of the DETC Stock reported to be outstanding by the Issuer.

(b) Ultrak has sole voting and dispositive power over all 1,277,000 shares of DETC Stock. None of the shares of DETC Stock held by Ultrak are subject to shared voting or dispositive power.

(c) Ultrak filed Amendment 2 to Schedule 13G on September 2, 1998 regarding the open market purchases, paid for within the last 60 days, of 307,059 shares of DETC Stock on September 1, 1998 in addition to the shares of DETC Stock acquired between September 2 and November 2, 1998 acquired in open market transactions and covered by this filing. The dates, number of shares purchased and purchase prices of DETC Stock purchased by Ultrak in the last 60 days are attached hereto as EXHIBIT 7-C.

(d) No person, other than Ultrak, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

(e)   N/A


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CUSIP NO. 250644101                 SCHEDULE 13D




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7-A       Executive Officers and Directors of Ultrak, Inc.

Exhibit 7-B Amended and Restated Loan Agreement between NationsBank of Texas, N.A. and Ultrak, Inc., dated December 11, 1997, filed as Exhibit 10.12 to the Ultrak, Inc. 1997 Form 10K, incorporated herein by reference.

Exhibit 7-C       Purchases of DETC Common Stock in the Last 60 Days.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    ULTRAK, INC.

November 5, 1998                                    /s/ TIM D. TORNO
----------------------------                        ----------------------------
                  DATE                              Tim D. Torno,
                                                    Vice President Finance


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                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER           DESCRIPTION
-------           -----------
Exhibit 7-A       Executive Officers and Directors of Ultrak

Exhibit 7-B       Amended and Restated Loan Agreement between NationsBank of
                  Texas, N.A. and Ultrak, Inc., dated December 11, 1997, filed as Exhibit 10.12 to the Ultrak, Inc. 1997 Form 10-K, incorporated herein by reference.

Exhibit 7-C       Purchases of DETC Stock in the Last 60 Days.